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                                                                   [EXHIBIT 113]


ATTENTION ITT SHAREHOLDERS:


5 QUESTIONS HILTON DOESN'T WANT YOU TO ASK ABOUT ITS HOSTILE OFFER FOR ITT


Hilton is trying to steal ITT with a hostile $70 per share offer. We believe this is a low-ball bid that undervalues your ITT shares. Hilton is asking for your vote to replace ITT's entire Board with its own handpicked nominees who would rubber stamp an inadequate bid for your shares.

But Hilton has failed to address some key issues regarding the real value of its hostile offer. Before you cast your vote, ask Hilton for straight answers to the following questions:

1. WHY HAS HILTON NOT DISCLOSED THAT ITS OWN CHIEF FINANCIAL OFFICER WROTE A MEMO TO HILTON'S BOARD STATING THAT ITT IS "CONSERVATIVELY" WORTH MORE THAN $70 PER SHARE?

         This document was produced by Hilton in the Nevada lawsuit, yet Hilton does not disclose it in the proxy statement it is mailing to you. Why is Hilton hiding this critical information from ITT shareholders? Is it because they don't want you to realize that your ITT shares are worth more than $70 -- and Hilton knows it?

2. HOW LONG WILL IT REALLY TAKE HILTON TO CLOSE ITS HOSTILE OFFER? WHEN WILL THEY ACTUALLY PAY YOU?

         Hilton says it will get all regulatory approvals within 90 days. Why should you believe gaming regulators in Nevada and New Jersey will be so quick to approve this hostile takeover -- when last year they took 6 months to approve Hilton's friendly acquisition of Bally? Shouldn't you be concerned about press reports of investigations into possible activities of a key Hilton executive and senior gaming executives' possible prior activities in several states? What happens to you if there is a delay -- or a problem?
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3.       HOW WOULD A DELAY IN CLOSING AFFECT HILTON'S 1998 EARNINGS -- AND THE
         VALUE OF THE HILTON STOCK YOU WOULD RECEIVE IN THE "BACK-END" OF ITS OFFER?

         Hilton says acquiring ITT for $70 per share in cash and Hilton stock would not dilute its 1998 earnings. Yet, its forecasts are based on a full-year earnings contribution from ITT including the earnings of ITT World Directories which Hilton previously said it would sell.

4. HOW MUCH COULD THE FORCED SALE OF A NEW JERSEY CASINO REDUCE HILTON'S EARNINGS FORECASTS?

         Hilton and ITT together own four major casinos in Atlantic City. This could create "undue economic concentration" under New Jersey gaming regulations -- potentially requiring Hilton to sell one casino.

5.       WHAT ARE HILTON'S REAL PLANS FOR ITT'S VALUABLE SHERATON BRAND?

         In January, Hilton boasted it had an agreement to sell the valuable Sheraton brand to discount franchisor HFS, but has said nothing since. Meanwhile, HFS has agreed to merge with a third party. Does Hilton still plan to sell Sheraton to HFS? To another franchisor? How will Hilton resolve the potential for competition, cannibalization and conflicts between Hilton and Sheraton properties?

Hilton doesn't want to address these questions, but if you don't get answers before you vote for the Hilton "rubber stamp" slate, it will be too late. Don't put your investment at risk. Vote for the ITT Board, which is committed to creating economic value superior to Hilton's inadequate hostile offer.

                       DON'T LET HILTON STEAL YOUR COMPANY
                   VOTE FOR THE ITT DIRECTORS ON THE BLUE CARD

YOU MUST USE THE BLUE PROXY CARD TO REELECT ITT'S DIRECTORS. PLEASE SIGN AND RETURN YOUR BLUE CARD TODAY. IGNORE HILTON'S WHITE CARD. IF YOU HAVE QUESTIONS, OR NEED INFORMATION OR VOTING ASSISTANCE, PLEASE CALL OUR PROXY FIRM, GEORGESON & COMPANY INC. TOLL-FREE AT (800) 223-2064.

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